As filed with the Securities and Exchange Commission on June 11, 2025

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

LOBLAW COMPANIES LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Canada

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares Representing common shares of Loblaw Companies Limited	50,000,000 American Depositary Shares	$0.10	$5,000,000	$765.50

(1)       Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed Form of American Depositary Receipt and Statement of Terms and Conditions filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered
Item Number and Caption		Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Shares and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by each American Depositary Share		Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 8 and 12
(iii) The collection and distribution of dividends		Articles number 9 and 13
(iv) The transmission of notices, reports and proxy soliciting material		Article number 8
(v) The sale or exercise of rights		Articles number 4 and 9
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 9 and 11
(vii) Amendment, extension or termination of the deposit agreement		Article number 13 and 17
(viii) Rights of holders of American Depositary Shares to inspect the transfer books of the depositary and the list of holders of American Depositary Shares		Article number 3
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 2, 3, 4, 6, 11, 12 and 14
(x) Limitation upon the liability of the depositary		Articles number 5, 8, 9, 12, 13 and 18

Item - 2.	Available Information
	As of the date of the establishment of the program for issuance of American Depositary Shares, based on the reasonable good faith belief of the Depositary, after limited investigation, the registrant represents that, as of the date hereof, the foreign issuer publishes information as contemplated under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended	Article number 8

Part II- Information Not Required in Prospectus.

Item – 3.	Exhibits

1.	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder. – Filed herewith as Exhibit 1.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

Item – 4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 2025.

Legal entity created by the agreement for the issuance of American Depositary Shares for common shares of Loblaw Companies Limited.

By: The Bank of New York Mellon,
As Depositary

By: /s/ Vanessa Salazar

Name: Vanessa Salazar

Title: Senior Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.